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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13G




                      Under the Securities Exchange Act of 1934

                                 (Amendment No. 6) *


                                 Symix Systems, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                              Common Stock, No Par Value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                       87153510
                               ------------------------
                                    (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 87153510


1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Lawrence J. Fox

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        ----

     (b)
        ----

3)   SEC Use Only


4)   Citizenship or Place of Organization

          United States


Number of                5)   Sole Voting Power
Shares                             2,142,824 shares(1)
Beneficially             6)   Shared Voting Power
Owned                              127,774 shares(2)
by Each                  7)   Sole Dispositive Power
Reporting                          2,142,824 shares(1)
Person With              8)   Shared Dispositive Power
                                   127,774 shares(2)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,270,598 shares(1)(2)

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) [ ]

11)  Percent of Class Represented by Amount in Row 9

          34.9%

12)  Type of Reporting Person (See Instructions)

            IN


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Item 1(a).  Name of Issuer:

          Symix Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          2800 Corporate Exchange Drive
          Columbus, Ohio  43231

Item 2(a).  Name of Person Filing:

          This Schedule 13G is filed on behalf of Lawrence J. Fox.

Item 2(b).  Address of Principal Business Office or, if none,
           Residence:

          2800 Corporate Exchange Drive
          Columbus, Ohio  43231

Item 2(c).  Citizenship:

          United States

Item 2(d).  Title of Class of Securities:

          Common Stock, No Par Value

Item 2(e).  CUSIP Number:

          87153510

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(l)(ii)(F)


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     (g)  [ ]  Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:  2,270,598 shares(1)(2)

     (b)  Percent of Class: 34.9%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                         2,142,824 shares(1)

          (ii)  shared power to vote or to direct the vote:

                         127,774 shares(2)

          (iii) sole power to dispose or to direct the disposition of:

                         2,142,824 shares(1)

          (iv)  shared power to dispose or to direct the disposition of:

                         127,774 shares(2)

Item 5.  Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

          Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group.

          Not Applicable.


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Item 9.  Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          Not Applicable.


-------------------
(1) Includes 1,994,824 shares held directly by Mr. Fox and 148,000 shares subject to options exercisable by Mr. Fox within 60 days of December 31, 1997.

(2) Includes 127,774 shares as to which Mr. Fox has shared voting and investment power with his spouse.


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                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1998

/s/ Lawrence J. Fox
------------------------------
Lawrence J. Fox


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